UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38409

Mogo Finance Technology Inc.
(Name of registrant)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Finance Technology Inc.

Date: November 7, 2018	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President and Chief Financial Officer

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Management's discussion & analysis for the three month period ended September 30, 2018

99.2	Interim consolidated financial statements for the three month period ended September 30, 2018

99.3	Form 52-109F2 - Certification of interim filings (CEO)

99.4	Form 52-109F2 - Certification of interim filings (CFO)

99.5	News Release dated November 7, 2018 announcing third quarter 2018 financial results

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